SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

We transcribe below the inquiry sent by B3 S.A. - Brasil, Bolsa, Balcão (“B3”) to Ambev S.A. (“Company”) through Official Letter 730/2020-SLS (“Official Letter”), dated as of September 17th, 2020, in light of the Cooperation Agreement executed with the Brazilian Securities Commission:

“In view of the latest oscillations registered with the shares issued by this company, the number of trades and the amount negotiated, as set forth below, we request that it is informed, until 9:00am of the day 09/18/2020, if there is any fact of your knowledge that can justify them.”

In response to the questioning, the Company is not aware of a material fact that justifies the above oscillations, which quality shall not be attributed to the news article published in the September 17th, 2020 edition of the newspaper Valor Econômico, named “Ambev’s Third Party Distribution Network Accelerates Growth Movement”. Such article makes reference either to information already broadly disclosed to the market or information that does not come from the Company and does not represent the total performance of the Company in the current fiscal year.

São Paulo, September 17th, 2020.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer